M POWER ENTERTAINMENT
2602 YORKTOWN PLACE
HOUSTON, TX 77056
(832)284-4276

June 1, 2007

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	M Power Entertainment, Inc.
File No. 333-142529

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-142529, to 3:00 P.M. on June 4, 2007 or as soon as practicable thereafter.

Very truly yours,

M POWER ENTERTAINMENT, INC.

/s/ GARY F. KIMMONS
GARY F. KIMMONS
CHIEF EXECUTIVE OFFICER